

Mail Stop 3233

October 19, 2016

Via E-Mail
Robert R. Kaplan
Director and Secretary
HC Government Realty Trust, Inc.
1819 Main Street
Suite 212
Sarasota, Florida 34236

> **Re: HC Government Realty Trust, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed September 28, 2016**
> **File No. 024-10563**

Dear Mr. Kaplan:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2016 letter.

Risk Factors

Risks Related to Ownership of Our Common Stock

Our ability to pay our estimated initial annual dividend, which represents approximately 654% of our estimated cash available for distribution…, page 33

1. We note that your dilution calculation of $0.42 per share, assuming you sell the maximum offering amount, and $0.14 per share, assuming you sell the minimum offering amount, appears to be calculated on a fully diluted basis. We also note that your pro forma estimated annual distribution calculation for the 12 months ended June 30, 2017 on

page 43 does not appear to include a $0.55 per share annual distribution on your Series A Preferred Stock. Please provide us with a detailed analysis as to why you believe it is appropriate to calculate the dilution per share figures above on a fully diluted basis.

2. We note your disclosure that you "intend to pay a pro rata dividend with respect to the period commencing on completion of this offering and ending on December 31, 2016…." We also note your disclosure on page 42 that you "intend to pay a pro rata dividend with respect to the period commencing on completion of this offering and ending June 30, 2017." Please revise your disclosure to reconcile this apparent discrepancy.

Distribution Policy, page 41

3. Please provide a calculation for the interest expense adjustments made in the amounts of $257,000 and $398,000 in arriving at Pro forma estimated cash provided by operating activities for the 12 months ending June 30, 2016. In your response, please tell us the interest rate on the debt that you anticipate to repay with the proceeds from your offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 64

4. We note your disclosure includes the measure net operating income for each of the periods in which you address your operating results. Net operating income appears to be a non-GAAP financial measure. Please revise your next amendment to include the reconciliations from the non-GAAP financial measure presented to the most directly comparable GAAP financial measure and to address the other disclosure requirements of Item 10(e) of Regulation S-K.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities

cc: T. Rhys James, Esq. (via E-mail)
       Kaplan Voekler Cunningham & Frank PLC